RECKSON OPERATING PARTNERSHIP, L.P.

420 Lexington Avenue

New York, New York 10170

July 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Daniel L. Gordon

Branch Chief

Dear Mr. Gordon:

Set forth below are responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated July 23, 2013 (the “Comment Letter”), relating to (i) the Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) filed by Reckson Operating Partnership, L.P. (the “Company”) on March 19, 2013 and (ii) the Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the “Form 10-Q”) filed by the Company on May 15, 2013.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below.

Commitments and Contingencies, page 18

1.                                      We note that future minimum lease payments under capital lease have increased significantly from December 31, 2012.  Please explain to us the reason for the increase in future minimum lease payments.  In addition, please explain why approximately 92% of the future minimum lease payments represent interest.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that in November 2012 the Company executed an extension of the ground lease at 673 First Avenue in Manhattan, New York, which extended the term for an additional 75 years.  The Company reviewed the guidance in ASC 840-10-35 for subsequent measurement of leases as well as ASC 840-10-25-38 for recognition of leases involving land and building and determined that the Company would need to determine relative values for the land and building components.  At the time of the filing of the Form 10-K, the Company completed a preliminary valuation and determined that the land was significantly more than 25% of the total fair value of the lease property.  Sub-section 25-38-b-2 of the guidance states:

“if the fair value of the land is 25 percent or more of the total fair value of the leased property at lease inception, the lessee shall consider the land and the building separately for purposes of applying the lease-term criterion in paragraph 840-10-25-1(c) and the minimum-lease-payments criterion in paragraph 840-10-25-1(d). The minimum lease payments after deducting executory costs, including any profit thereon, applicable to the land and the building shall be separated by the lessee by determining the fair value of the land and applying the lessee’s incremental borrowing rate to it to determine the annual minimum lease payments applicable to the land element; the remaining minimum lease payments shall be attributed to the building element. ”

Following the above criteria, the Company determined that it would have to account for the building and land components separately as a capitalized lease and operating lease, respectively, upon the completion of the fair value determination.  The allocation was finalized during the first quarter of 2013 upon completion of the fair value analysis which occurred subsequent to the issuance of the Form 10-K. The Company has determined that the present value of net minimum lease payments for a capital lease presentation in the Form 10-K would have been immaterial in relation to total assets (approximately 0.4%) and total liabilities (approximately 0.5%).  In computing the present value of net minimum lease payments for a capital lease, the Company reviewed the guidance at ASC 840-30-35 and determined that the Company would utilize the interest rate used to recognize the lease initially.  Approximately 92% of the future minimum lease payments represent interest as a result of using the initial interest rate as well as the length of the extension in computing the present value of net minimum lease payments.

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In accordance with your request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in each of the Form 10-K and Form 10-Q;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 10-Q; and

•                  the Company may not assert Staff comments in a defense in any proceeding initiated by the SEC or any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our General Counsel, at (212) 216-1615.

Very truly yours,

Reckson Operating Partnership, L.P.
By: Wyoming Acquisition GP LLC, its general partner

By:	/s/ James Mead
James Mead
Treasurer